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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Specialty Underwriters Alliance, Inc.

(Name of Issuer)

Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

84751T309

(CUSIP Number)

April 1, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 84751T309			Page 2 of 11

1.	Name of Reporting Person: Southpoint Capital Advisors LP		I.R.S. Identification Nos. of above persons (entities only): 20-0975910

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,121,000**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,121,000**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,121,000**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.64%**

12.	Type of Reporting Person: PN

* SEE INSTRUCTIONS BEFORE FILLING OUT ** SEE ITEM 4.

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13G
CUSIP No. 84751T309			Page 3 of 11

1.	Name of Reporting Person: Southpoint GP, LP		I.R.S. Identification Nos. of above persons (entities only): 20-1095514

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,121,000**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,121,000**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,121,000**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.64%**

12.	Type of Reporting Person: PN

* SEE INSTRUCTIONS BEFORE FILLING OUT ** SEE ITEM 4.

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13G
CUSIP No. 84751T309			Page 4 of 11

1.	Name of Reporting Person: Southpoint Capital Advisors LLC		I.R.S. Identification Nos. of above persons (entities only): 20-0975900

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,121,000**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,121,000**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,121,000**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.64%**

12.	Type of Reporting Person: OO

* SEE INSTRUCTIONS BEFORE FILLING OUT ** SEE ITEM 4.

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13G
CUSIP No. 84751T309			Page 5 of 11

1.	Name of Reporting Person: Southpoint GP, LLC		I.R.S. Identification Nos. of above persons (entities only): 20-1064783

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,121,000**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,121,000**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,121,000**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 7.64%**

12.	Type of Reporting Person:* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT ** SEE ITEM 4.

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13G
CUSIP No. 84751T309			Page 6 of 11

1.	Name of Reporting Person: Robert W. Butts		I.R.S. Identification No. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,121,000**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,121,000**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,121,000**

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 7.64%**

12.	Type of Reporting Person:* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT ** SEE ITEM 4.

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13G
CUSIP No. 84751T309			Page 7 of 11

1.	Name of Reporting Person: John S. Clark II		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,121,000**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,121,000**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,121,000**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 7.64%**

12.	Type of Reporting Person:* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT ** SEE ITEM 4.

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SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Southpoint Capital Advisors LLC, a Delaware limited liability company (“Southpoint CA LLC”), Southpoint GP, LLC, a Delaware limited liability company (“Southpoint GP LLC”), Southpoint Capital Advisors LP, a Delaware limited partnership (“Southpoint Advisors”), Southpoint GP, LP (“Southpoint GP”), Robert W. Butts and John S. Clark II. Southpoint CA LLC is the general partner of Southpoint Advisors. Southpoint GP LLC is the general partner of Southpoint GP. Southpoint GP is the general partner of Southpoint Fund LP, a Delaware limited partnership (the “Fund”), Southpoint Qualified Fund LP, a Delaware limited partnership (the “Qualified Fund”), and Southpoint Offshore Operating Fund, LP, a Cayman Islands exempted limited partnership (the “Offshore Operating Fund”). Southpoint Offshore Fund, Ltd., a Cayman Island exempted company (the “Offshore Fund”), is also a general partner of the Offshore Operating Fund. This Schedule 13G relates to shares of Common Stock of Specialty Underwriters Alliance, Inc., a Delaware corporation (the “Issuer”), purchased by the Fund, the Qualified Fund and the Offshore Operating Fund.

Item 1(a)	Name of Issuer.

Specialty Underwriters Alliance, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

222 South Riverside Plaza Chicago, Illinois 60606

Item 2(a)	Name of Person Filing.

(1) Southpoint Capital Advisors, LP (2) Southpoint GP, LP (3) Southpoint Capital Advisors, LLC (4) Southpoint GP, LLC (5) Robert W. Butts (6) John S. Clark II

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

(1) For all Filers: Park Avenue, Suite 900 New York, NY 10017 (212) 692-6350

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Item 2(c)	Citizenship or Place of Organization.

(1) Southpoint Capital Advisors LP is a Delaware limited partnership.
(2)          Southpoint Capital GP, LP is a Delaware limited partnership.
(3)          Southpoint Capital Advisors LLC is a Delaware limited liability company.
(4)          Southpoint Capital GP, LLC is a Delaware limited liability company.
(5)          Robert W. Butts is a U.S. citizen.
(6) John S. Clark II is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

84751T309

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership.

(a)	Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II may be deemed the beneficial owners of 1,121,000 shares of Common Stock.

(b)	As of April 11, 2005, Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II may be deemed the beneficial owners of 7.64% of the outstanding shares of Common Stock. This percentage was determined by dividing 1,121,000 by 14,680,688, which is the number of shares of Common Stock outstanding as of March 15, 2005, as reported in the Issuer’s Annual Report on Form 10-K filed on March 31, 2005 with the Securities and Exchange Commission.

(c)	Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II have the sole power to vote and dispose of the 1,121,000 shares of Common Stock beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

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Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

All securities reported in this schedule are owned by clients of the Investment Manager. To the knowledge of the Investment Manager, no one client owns more than 5% of the Common Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated April 11, 2005, between Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: April 11, 2005

SOUTHPOINT CAPITAL ADVISORS, LP
By:	Southpoint Capital Advisors LLC its general partner
	By:	/s/ Robert W. Butts
	Name:	Robert W. Butts
	Title:	Manager

SOUTHPOINT GP, LP
By:	Southpoint GP, LLC its general partner
	By:	/s/ Robert W. Butts
	Name:	Robert W. Butts
	Title:	Manager

SOUTHPOINT CAPITAL ADVISORS, LLC
By:	/s/ Robert W. Butts
Name:	Robert W. Butts
Title:	Manager
SOUTHPOINT GP, LLC
By:	/s/ Robert W. Butts
Name:	Robert W. Butts
Title:	Manager
/s/ Robert W. Butts Robert W. Butts
/s/ John S. Clark II John S. Clark II

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